April 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: Elvictor Group, Inc.

Post-effective Amendment No. 4 to Registration Statement on Form S-1

Filed February 27, 2020

File No. 333-225239

Ladies and Gentlemen:

On behalf of our Company, Elvictor Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the Offering Statement on Post Effective Form S-1 (“Amendment No. 5”) registration for resale certain shares described therein (the “Offering”).

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 13, 2020 regarding your review of the Amended Offering Statement on Form S-1, which was filed with the Commission on February 27, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 3.

Post-effective amendment No. 4 Registration Statement on Form S-1

Prospectus Cover Page, page i

The Offering, page 3

1.       We note that the Form S-1 registration statement that went effective on October 12, 2018 registered the offer and sale of 656,700 shares of common stock, but this post-effective amendment is seeking to register the offer and sale of an additional 1,668,605 shares. Please provide us with your analysis as to how you may register the offer and sale of these securities by means of a post-effective amendment or revise your registration statement to remove the additional shares. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure interpretation 210.01.”

We have removed the additional shares from the amendment and filed a separate Form S-1 Registration Statement simultaneously with the amendment.

2.       Your prospectus makes inconsistent references to the fact that you are conducting a best efforts offering and may receive proceeds from this offering. For example, you state on page 1 that you "anticipate raising sufficient capital from this offering to market and grow [y]our Company.”

You make similar statements in your risk factors and plan of operations, among other places. Please revise your prospectus to consistently describe this offering as a resale transaction and state you will receive no proceeds from this offering.

We have removed these references.

Where You can Find More Information page 37

3.       You have included language incorporating by reference reports filed pursuant to Section 13(a) and 15(d) of the Exchange Act since December 31, 2019. It appears you are not permitted to incorporate by reference because you have not filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year, and your stock is a penny stock. See Form S-1 General Instruction VII(C) and (D)(1)(c). See also Securities Act Forms Compliance and Disclosure Interpretation 113.08. Please revise your disclosure accordingly.

We have removed this language.

Signatures, page II-5

4. Please provide the signatures for your principal financial officer or CFO, and your principal accounting officer or controller, as required by the Instructions to the Signatures on Form S-1. If a person is acting in more than one capacity, please indicate each capacity in which the person signs.

We have the signature line for the principal financial officer/CFO.

General

5. Please be advised that pursuant to Rule 8-08 of Regulation S-X, you were required to include audited financial statements for the year ended December 31, 2019 in this Post-effective Amendment. In this regard, you do not report income from continuing operations attributable to the registrant before taxes in either fiscal year 2018 or 2017 (page F-16), and therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S-X. As such, you are required to update your financial statements in registration statements filed after 45 days but within 90 days of the year ended December 31, 2019. Please revise your registration statement to update the financial statements.

We have updated the financial statements to reflect the year ended December 31, 2019.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Panagiotis Tolis

Panagiotis Tolis,

Chief Investor Relations Officer

Elvictor Group, Inc.

cc: William R. Eilers, Esq.

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